March 3, 2010

BY EDGAR TRANSMISSION

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Community Bankers Trust Corporation

Form 10-K for Fiscal Year Ended December 31, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Form 10-Q for Fiscal Quarter Ended September 30, 2009

File No. 001-32590

Dear Ms. Ebbertt:

We have received the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in its comment letter to Community Bankers Trust Corporation (the “Company”), dated January 15, 2010 (the “Comment Letter”). As Jay Oakey, our Senior Legal Counsel and Secretary, discussed with your colleague Lindsay Bryan yesterday, the Company expects to provide its responses to the Comment Letter by Tuesday, March 16, 2010.

Please contact me at (804) 443-8515 or bthomas@essexbank.com if you have any questions or need additional information.

Sincerely yours,

/s/ Bruce E. Thomas
Bruce E. Thomas
Senior Vice President and Chief Financial Officer